Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               February 12, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1739
                 Core Four 60/40 Retirement Portfolio, Series 2
                       File Nos. 333-222649 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1739, filed on January 22, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 2 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. In the first sentence of the "Principal Stability Sleeve," please clarify that "[a]pproximately 30% of the trust portfolio seeks to reduce potential volatility of the overall portfolio by investing in ETFs that hold at least 80% of their portfolios in investment grade fixed income securities" [Emphasis added].

      Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Principal Risks

      2. Please provide U.S.-listed foreign securities and emerging markets risk disclosure.

      Response: The prospectus has been revised in accordance with this comment.

Understanding Your Investment -- Investment Risks

      3. Please disclose that the trust may invest in emerging markets companies directly.

      Response: The prospectus has been revised in accordance with this comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren